UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 22 April, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”)
CLARIFICATION OF SIBANYE GOLD WORKING AND CAPITAL COSTS IN PRE-
LISTING STATEMENT AND CPR
Westonaria, 22 April 2013: It has come to management’s attention that some of the information released in the Pre-Listing
Statement (PLS) and accompanying Competent Persons Reports (CPR), during the unbundling of Sibanye Gold may have been incorrectly interpreted by analysts and the market leading to an
undervaluation of Sibanye Gold.
This release serves to clarify the difference in the way Sibanye
Gold reports working costs and capital expenditure for Financial
Reporting purposes and the reporting convention used in the PLS and CPRs.
Background
Prior to 2006, The South African gold mining industry convention was to treat ore reserve development (ORD) costs as part of
working costs, which were then expensed through the income
statement in the period they were incurred. But from 2006, Gold
Fields Ltd (Gold Fields) and the majority of the South African gold industry elected to capitalise ORD costs. As such and in line with international accounting convention ORD costs were then amortised though the income statement over the life of mine.
Sibanye Gold continues to report its financial results using this convention.

The net result of this change in accounting convention was that working costs were reduced by the quantum of ORD costs, while capital expenditure was increased by the same amount. NCE costs
(which are the sum of working costs and capital expenditure) and free cash flow are however not affected.
Clarification
Before the listing and unbundling of Sibanye Gold on 11 February
2013, Gold Fields released the Sibanye Gold PLS to all of its shareholders and the market in general. At the same time detailed
CPRs for Sibanye Gold’s operations were made available on its website.
The financial information in these CPRs was presented according to the accounting convention used prior to 2006 and ORD costs are included in working costs, not capitalised.

This discrepancy has led to some sell side analysts believing that the capital expenditure contained in the CPR is understated
and increasing capital expenditure as well as applying the higher working costs from the CPR in their financial models and thereby overstating the NCE costs for the company.
Fig 1. Sibanye Gold Financial Planning Parameters* ()

C2012
(actual)
F2013
(planned
(Financial
Reports))
F2013
(planned
(CPR))

%
diff
Gold produced
(kg)
38 059 44 163 44 163 -
Working costs
(Rm)
10 874 12 207 14 056
+15
Working costs
(R/kg)
285 851 276 417 318 280
+15
Capital (Rm)
3 107 3 093 1 244
-60
Capital (R/kg)
81 634 70 034 28 169
-60
NCE (R/kg)
367 485 346 451 346 449 -
Gold Price
(R/kg)
434 961 400 000 400 000 -
NCE Margin (%)
16% 13% 13% -
Free cash (Rm)
2 596 2 365 2 365 -
* as at 31 December 2012

Fig 1. above outlines the differences. The C2012 numbers are included for comparison purposes. From Fig 1 it is also clear that there is no impact on NCE costs (which are the sum of
working costs and capex) or on operating free cash flow.
It should also be noted that Sibanye Gold’s ore reserves were calculated assuming a gold price of R380 000/kg (based on an average three year trailing gold price plus 5%, in accordance with SEC guidelines) and will therefore be unaffected by the current spot gold price.

ENDS

Contact

James Wellsted
Head of Corporate Affairs
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 22, 2013
By:
/s/ Charl Keyter
Name:  Charl Keyter
Title:     Chief Financial Officer